EXHIBIT 3.3

DEAN HELLER Secretary of State

Filed in the office of Ross MillerSecretary of StateState of Nevada	Document Number20080074663-46
Filing Date and Time01/30/2008 10:12 AM
Entity NumberC3447-2000

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4299

(775) 684 5708

Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

USE BLACK INKONLY – DO NOT HIGHLIGHT
ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

MEDIA GROUP SOUTH, INC.

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE 1

THE NAME OF THE CORPORATION IS “MONTGOMERY REAL ESTATE SERVICE, INC.”

ARTICLE III CAPITAL STOCK

THE MAXIMUM NUMBER OF SHARES OF CAPITAL STOCK WHICH THIS CORPORATION SHALL HAVE AUTHORITY TO ISSUE IS TWO HUNDRED SEVENTY FIVE MILLION (275,000,000) SHARES OF COMMON STOCK, $.001 PAR VALUE, AND TWENTY FIVE MILLION (25,000,000) SHARES OF PREFERRED STOCK, $.001 PAR VALUE, THE PREFERENCES, QUALIFICATIONS, LIMITATIONS, RESTRICTIONS AND THE SPECIAL OR RELATIVE RIGHTS IN RESPECT OF THE SHARES OF PREFERRED STOCK ARE SET FORTH AS EXHIBIT A.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the  * articles of incorporation have voted in favor of the amendment is:  72.4%

4. Effective date of filing (optional):

                                                          (must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): Duane Bennett

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. .
Nevada Secretary of State AM 8.385 Amend 2007
                 Revised on: 01/01/07

EXHIBIT A

Media Group South Inc. (the "Corporation") hereby creates a new series of Preferred Stock consisting of 25,000,000 shares of "Convertible Preferred Stock" having the voting rights, preferences and any qualifications, limitations, or restrictions set forth below:

(1) Designation and Rank.  The series of Preferred Stock shall be designated the “Convertible Preferred Stock” (“Convertible Preferred”) and shall consist of 25,000,000 shares. The Convertible Preferred is authorized by the Board of Directors of this Corporation and shall be senior to the common stock.

(2) Conversion into Common Stock.

(a)
Right to Convert. Each share of Convertible Preferred shall be convertible, at the option of the holder thereof, at any time after one year from the date of issuance (the “Conversion Date”) into ten (10) shares of fully paid and non-assessable shares of Common Stock (the “Conversion Ration”).

(b)
Mechanics of Conversion. Before any holder shall be entitled to convert, he shall surrender the certificate or certificates representing Convertible Preferred to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or of any transfer agent, and shall give written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable thereafter, issue a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled. The Corporation shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver to such holder of Convertible Preferred a certificate or certificates for the number of shares of Common Stock to which such holder is entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Convertible Preferred to be converted.

(c)	Adjustment to Conversion Ratio.

(1)
Merger or Reorganization. In case of any consolidation or merger of the Corporation as a result of which holder of Common Stock become entitled to receive other stock or securities or property, or in case of any conveyance of all or substantially all of the assets of the Corporation to another corporation, the Corporation shall mail to each holder of Convertible Preferred at least thirty (30) days prior to the consummation of such event a notice thereof, and each such holder shall have the option to either (i) convert such holder’s shares of Convertible Preferred into shares of Common Stock pursuant to this Section 2 and thereafter receive the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Convertible Preferred would have been entitled upon such consolidation, merger or conveyance, or (ii) exercise such holder’s rights pursuant to Section 3(a). Unless otherwise set forth by the Board of Directors, the Conversion Ratio shall not be affected by a stock dividend or subdivision (stock split) on the Common Stock of the Corporation, or a stock combination (reverse stock split) or stock consolidation by reclassification of the Common Stock. However, once the Convertible Preferred has been converted to Common Stock, it shall be subject to all corporate actions that affect or modify the common stock.

(d)
No Impairment. The Corporation will not, by amendment of its Articles of Incorporation, this Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Convertible Preferred against impairment.

(e)
Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio of the Convertible Preferred pursuant to this Section 2, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Convertible Preferred a certificate setting forth such adjustment or readjustment and the calculation on which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Convertible Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustment and readjustment, (ii) the Conversion Ratio for the Convertible Preferred at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Convertible Preferred.

(f)
Notice of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarter) or other distribution, the Corporation shall mail to each holder of Convertible Preferred at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

(g)
Common Stock Reserve. The corporation shall reserve and keep available out of its authorized but unissued Common Stock such number of shares of Common Stock as shall from time to time be sufficient to effect conversion of the Convertible Preferred.

(3) Liquidation Preference.  (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the assets of the Corporation available for distribution to its stockholders shall be distributed as follows:

(1) The holders of the Convertible Preferred shall be entitled to receive, prior to the holders of the other series of Common Stock and prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of any other shares of stock of the corporation by reason of their ownership of such stock, an amount equal to $1.00 per share with respect to each share of Convertible Preferred.

(2) If upon occurrence of a Liquidation the assets and funds thus distributed among the holders of the Convertible Preferred shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Convertible Preferred ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(3) After payment of the full amounts to the holders of Convertible Preferred as set forth above in paragraph (3)(a)(1), any remaining assets of the Corporation shall be distributed pro rata to the holders of the Preferred Stock and Common Stock (in the case of the Preferred Stock, on an “as converted” basis into Common Stock).

(b) For purposes of this Section 3, and unless a majority of the holders of the Convertible Preferred affirmatively vote or agree by written consent to the contrary, a Liquidation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) and (ii) a sale of all or substantially all of the assets of the Corporation, unless the Corporation’s stockholders of records as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation’s acquisition or sale or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity.

(c) If any of the assets of the Corporation are to be distributed other than in cash under this Section 3, then the board of directors of the Corporation shall promptly engage independent competent appraisers to determine the value of the assets to be distributed to the holders of Preferred Stock or Common Stock. The Corporation shall, upon receipt of such appraiser’s valuation, give written notice to each holder of shares of Preferred Stock or Common Stock of the appraiser’s valuation.

(4) Voting Rights. Except as otherwise required by law, the holders of Convertible Preferred and the holders of Common Stock shall be entitled to notice of any stockholders’ meeting and to vote as a single class upon any matter submitted to the stockholders for a vote as follows: (i) the holders of each series of Preferred Stock shall have one vote for each full share of Common Stock into which a share of such series would be convertible on the record date for the vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited; and (ii) the holders of Common Stock shall have one vote per share of Common Stock held as of such date.

(5) Covenants. (a) In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Convertible Preferred, do any of the following:

(1) Take any action which would either alter, change or affect the rights, preferences, privileges or restrictions of the Convertible Preferred or increase the number of shares of such series authorized hereby or designate any other series of Preferred Stock;

(2) increase the size of any equity incentive plan (s) or arrangements;

(3) make fundamental changes to the business of the Corporation;

(4) make any changes to the terms of the Convertible Preferred or to the Corporation’s Articles of Incorporation or Bylaws, including by designation of any stock;

(5) create any new class of shares having preferences over or being on a parity with the Convertible Preferred as to dividends or assets, unless the purpose of creation of such class is, and the proceeds to be derived from the sale and issuance thereof are to be used for, the retirement of all Convertible Preferred then outstanding;

(6) accurate any indebtedness in excess of $1,000,000;

(7) make any change in the size or number of authorized directors;

(8) repurchase any of the Corporation’s Common Stock;

(9) sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell and leaseback, all or substantially all of the property or business of the Corporation or more than 50% of the stock of the Corporation;

(10) make any payment of dividends or other distributions or any redemption or repurchase of common stock or options or warrants to purchase common stock of the Corporation which would frustrate the right of the Convertible Preferred to its cumulative dividend; or

(11) make any sale of additional Preferred Stock.

(6) Reissuance. No share or shares of Convertible Preferred acquired by the Corporation by reason of conversion, all such shares thereafter shall be returned to be the status of unissued shares of Convertible Preferred of the Corporation.

(7) Directors. The holders of Convertible Preferred and Common Stock voting together as a class shall be entitled to elect the directors comprising the Board of Directors (and to fill any vacancies with respect thereto).

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